January 24, 2022

VIA EDGAR

Christina DiAngelo Fettig

Alex Bradford

Catalina Jaime

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: SCP Private Credit Income BDC LLC (File No. 814-01294)

Dear Mses. Fettig and Jaime and Mr. Bradford:

On behalf of SCP Private Credit Income BDC LLC (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the Company on September 1, 2021, November 9, 2021 and January 4, 2022 with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Company’s annual report on Form 10-K for the year ended December 31, 2018 (the “2018 10-K”), the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2018 (the “Q3 2018 10-Q”) and the Company’s annual report on Form 10-K for the year ended December 31, 2020 (the “2020 10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please explain why the 2018 10-K was filed without audited financial statements. See Item 8 of Form 10-K, Article 3 of Regulation S-X and Division of Investment Management Dear CFO Item 2020-01.

Response: The Company advises the Staff on a supplemental basis that it was not required to include audited financial statements in the 2018 10-K because the Company qualified as an “inactive entity,” as defined in Rule 3-11 of Regulation S-X, during the period of 2018 in which it was registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company became a reporting company under the Exchange Act when its registration statement on Form 10 (the “Form 10”) became effective on August 28, 2018. The Company also advises the Staff on a supplemental basis that prior to filing the 2018 10-K, the Company consulted with its independent registered public accounting firm, discussed with its sole institutional unitholder, and then reviewed and discussed the facts with the Company’s counsel before determining that an audit of the financial statements included in the 2018 10-K was not required. Accordingly, from the date of effectiveness of its Form 10 through December 31, 2018, the Company believes that it complied with each requirement of Rule 3-11, as described in more detail below. However, the Company acknowledges that the Staff disagrees with the Company’s analysis with respect to Rule 3-11.

January 24, 2022

•	Rule 3-11(a): The Company did not have gross receipts for the fiscal period ended December 31, 2018 in excess of $100,000.

•

Rule 3-11(b): The Company did not purchase or sell any of its own stock, grant options therefor, or levy assessments upon outstanding stock during the period from the date of effectiveness of the Company’s Form 10 through December 31, 2018. The Company’s sale of 100 units for $1,000 to its investment adviser was made on August 1, 2018, before the Company became an Exchange Act reporting entity. That transaction was reflected in the Company’s initial seed balance sheet and notes to financial statements that were audited and prepared solely to include within the Company’s Form 10, consistent with SEC requirements.

•

Rule 3-11(c): The Company did not incur expenditures in excess of $100,000 during the fiscal period ended December 31, 2018. The Company only had $1,000 of capital during that inactive period and, in accordance with its Limited Liability Company Agreement (“LLCA”), the Company’s investment adviser was responsible for all of the Company’s organizational and offering expenditures if the Company had not commenced investment operations or had its LLCA terminated for any reason.

•

Rule 3-11(d): The Company did not experience any material changes in its business during the fiscal period ended December 31, 2018. Receipt of a capital commitment was not a material change in the Company’s business.

•	Rule 3-11(e): The Company did not become subject to a requirement to furnish to a securities exchange audited financial statements for the fiscal period ended December 31, 2018.

2.	Please confirm whether the Q3 2018 10-Q was reviewed by the Company’s auditors.

Response: The Company confirms to the Staff that the Q3 2018 10-Q was reviewed by the Company’s auditors.

3.	Please explain why the financial statements in the 2018 10-K were not marked “unaudited.”

Response: The Company advises the Staff on a supplemental basis that this was an unusual circumstance. The Company’s seed financial statements dated August 1, 2018 were audited and filed with the Company’s Form 10 on August 28, 2018. Given the Company’s inactive period noted above in the response to comment #1, the Company effectively used/reported the August 1, 2018 audited seed financial statements in the 2018 10-K because the Company was inactive between the date of the audited seed financial statements and the end of the 2018 fiscal year. The Company acknowledges that it would have been clearer to mark the financial statements in the 2018 10-K as “unaudited” with an explanatory note and confirms to the Staff that it will clearly mark any future unaudited financial statements as “unaudited.”

January 24, 2022

4.	Please explain why the initial stub period of August 1, 2018 to December 31, 2018 in the financial highlights table on page 118 of the 2020 10-K was not marked “unaudited.”

Response: The Company requests that the Staff refer to the Company’s responses to comments #3 and #5 herein.

5.

The financial highlights table on page 118 of the 2020 10-K includes stub periods from August 1, 2018 to December 31, 2018 and March 12, 2019 to December 31, 2019. Please explain any GAAP or SEC rules or guidance that the Company relied upon in omitting financial highlights for the period from January 1, 2019 to March 11, 2019.

Response: The Company advises the Staff on a supplemental basis that it formally commenced operations on March 12, 2019. This commencement date is consistent with the trade date of the Company’s initial investment operations and is consistent with the clarifying “Dear CFO Letter” issued by the Staff on October 23, 2020. With regard to the Company’s previous reporting, it had been suggested the inactive period of August 1, 2018 through December 31, 2018 be included in its reporting for purposes of transparency, but it seems to have created some confusion as well as the appearance of another stub period from January 1, 2019 through March 11, 2019. In hindsight, the Company acknowledges that it should not have included that inactive period and will exclude any periods prior to the Company’s formal commencement of operations in all future filings.

6.

Page 2 of the 2020 10-K refers to the Company’s “diversification objectives.” If the Company is operating as non-diversified, please consider using a term other than “diversification” in future filings.

Response: The Company advises the Staff on a supplemental basis that it will consider using a term other than “diversification” in future filings.

7.

Page 2 of the 2020 10-K includes a reference to “stretch first lien secured floating rate loans.” In future filings, please ensure the Company adequately discloses the differences between “first lien” and “stretch first lien” secured floating rate loans. Please also provide the Staff on a supplemental basis with the current percentage of the Company’s investments that are in stretch first lien secured floating rate loans.

Response: The Company advises the Staff on a supplemental basis that the term “stretch first lien” is a dynamic market concept viewed and expressed in a variety of ways by market participants. Such loans are all just first lien senior secured loans. The Company’s intention for adding the word “stretch” was to indicate that solely at the time of the Company’s investment, some borrowers may have slightly more first lien debt in their capital structures

January 24, 2022

than borrowers with more traditional first lien loans (who also may have additional debt subordinate to the traditional first lien senior secured loans). Given that the “stretch” dynamic involves changing market conditions as well as a lender’s view of a borrower’s specific financial condition (and within its industry) at the time of investment, it cannot be a measurable concept at the time of the lender’s financial reporting date. Accordingly, the Company cannot provide a current percentage of its investments that are in “stretch first lien” loans, but rather, it will modify its disclosures in all future filings to exclude this subjective adjective.

8.

Please advise the Staff on a supplemental basis whether any of the Company’s investments were covenant-lite as of December 31, 2020. If so, please (i) explain whether the risks of covenant-lite loans are adequately disclosed and (ii) advise the Staff on a supplemental basis the current percentage of the Company’s investments that are in covenant-lite loans.

Response: The Company advises the Staff on a supplemental basis that none of its investments were covenant-lite as of December 31, 2020. If the Company invests in covenant-lite loans in the future, the Company currently expects that these investments would not constitute a material percentage of the Company’s portfolio. That said and consistent with its usual practice, the Company will ensure that any risks associated with covenant-lite loans are adequately disclosed in future filings.

9.	In future filings, please ensure that the Summary Risk Factors section is no longer than two pages. See Rule 105(b) of Regulation S-K.

Response: The Company advises the Staff on a supplemental basis that it will ensure that any Summary Risk Factors section in future filings will be no longer than two pages.

10.

The Staff refers the Company to the section titled “Critical Accounting Policies” on page 85 of the 2020 10-K. Please update this disclosure in future filings to comply with Rule 303(b)(3) of Regulation S-K, which requires this disclosure to supplement but not duplicate the description of critical accounting policies in the notes to financial statements.

Response: The Company advises the Staff on a supplemental basis that it will update the above-referenced disclosure in future filings.

11.

In future filings, please disclose any payables to directors of the Company as a separate line item in the Company’s Consolidated Statements of Assets and Liabilities. See Rules 6-04(12) and 6-03(l) of Regulation S-X.

Response: The Company acknowledges the requirements of Rules 6-04(12) and 6-03(l) of Regulation S-X, but confirms to the Staff that given the Company’s usual payment schedule to its directors, the Company does not have any payables due to directors as of the close of business on the last day of any fiscal quarter.

January 24, 2022

12.

Please confirm that any material expenses have been disclosed as separate line items in the Company’s Consolidated Statements of Assets and Liabilities on page 96 of the 2020 10-K and not as part of the “Other liabilities and accrued expenses” line item.

Response: The Company confirms to the Staff that all material expenses and other liabilities have been disclosed as separate line items in the Company’s Consolidated Statements of Assets and Liabilities in compliance with Rule 6-04 of Regulation S-X.

13.

The Staff notes that the line item for “Other general and administrative expenses” in the Company’s Consolidated Statement of Operations on page 97 of the 2020 10-K represents 11% of the Company’s expenses. Please confirm to the Staff that any individual expense item that is greater than 5% of the Company’s expenses is disclosed as a separate line item in accordance with Rule 6-07(2)(b) of Regulation S-X.

Response: The Company confirms to the Staff that any individual expense item that is greater than 5% of the Company’s total expenses is already disclosed as a separate line item in the Company’s Consolidated Statement of Operations in compliance with Rule 6-07(2)(b) of Regulation S-X.

14.

The Consolidated Statement of Cash Flows on page 99 of the 2020 10-K indicates activity in payment-in-kind (“PIK”) interest, but the Company’s Consolidated Schedule of Investments (“SOI”) included in the 2020 10-K does not indicate that any of the Company’s investments paid PIK interest. Please supplementally reconcile this discrepancy to the Staff.

Response: The Company advises the Staff on a supplemental basis that all investments listed on the Company’s SOI included in the 2020 10-K were paying cash interest. The Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2020 does reference an immaterial amount of PIK income reported ($22,000) which was simply from one borrower who “paid in kind” a one-time fee to the Company unrelated to the coupon or interest charged on that borrower’s loan. That said, in future filings the Company will replace the word “interest” with “income” in the PIK line item within the Company’s Consolidated Statement of Cash Flows.

15.

On page 100 of the 2020 10-K, the line item for the Company’s investment in Drilling Info Holdings, Inc. presents a range of maturity dates. In future filings, please list each issue of each investment separately in the SOI. See Regulation S-X Rule 12-12, footnote 1.

Response: The Company confirms to the Staff that it has, and will continue to, follow the requirements of Regulation S-X Rule 12-12, footnote 1. The Company advises the Staff on a supplemental basis that the Drilling Info Holdings, Inc. line item within the SOI in the 2020 10-K represents only one issuance/loan to the borrower, Drilling Info Holdings, Inc., with a maturity date of 7/30/2025. The single credit agreement includes a funded term loan component (which constitutes the amounts disclosed in the SOI) as well as a revolving credit commitment with the same terms, except for the date through which the borrower

January 24, 2022

may borrow on that 100% unfunded revolving credit commitment (7/30/2023). The amount of this unfunded revolving credit commitment is disclosed in the Company’s table of unfunded commitments on page 117 of the 2020 10-K. That said, in future filings the Company will remove from the SOI the date of 7/30/2023 related to the unfunded revolving commitment component to avoid any further confusion.

16.

On page 109 of the 2020 10-K, in footnote (k) of Note 2 within its Notes to the Consolidated Financial Statements, the Company explains that it “records expenses related to applicable equity offering costs as a charge to capital upon utilization, in accordance with ASC 946-20-25.” Please supplementally advise the Staff what “utilization” means in this sentence. The Staff also notes that the Company should charge offering costs upon any sale of units. It appears that during the fiscal quarter ended March 31, 2019, the Company received capital contributions but did not charge any offering costs. Please explain supplementally why no offering costs were charged in the fiscal quarter ended March 31, 2019.

Response: The Company agrees with the Staff that offering costs should be recorded upon the sale of units. With regard to the March 31, 2019 Form 10-Q representing the Company’s first 20 days of operations and still within the Company’s offering period, the total amount of offering costs was not reasonably estimable and was deemed to be immaterial to the financial statements taken as a whole, whether in respect of the Company’s total assets ($54,898,000) or the Company’s total capital commitments ($326,000,000) accepted by the Company through that date.

At the time, the Company disclosed in its March 31, 2019 financial statements that it estimated the aggregate of both organizational expenses and offering costs to be approximately $500,000. With the offering period ending shortly after the March 31, 2019 quarter ended, the Company had not yet received the information or invoices necessary to reasonably estimate its offering costs. In addition, of the invoices received at that time, the unaffiliated third party service providers simply invoiced amounts without providing any distinction or breakdown between what was an organizational expense versus an offering cost. Accordingly, the Company had not yet received sufficient information to reasonably estimate and report offering costs within its March 31, 2019 Form 10-Q.

The Company also advises the Staff on a supplemental basis that the reference to “utilization” is consistent with the disclosure of some other business development companies. That said, and based on the Staff’s comment, the Company will revise its disclosure to replace the word “utilization” in future filings and instead will clearly state that offering costs are charged to paid-in capital upon the sale of units.

17.

On page 116 of the 2020 10-K, in Note 5. Debt, the Company discusses its credit facilities. In future filings, please disclose material information related to any commitment fees associated with the Company’s credit facilities.

January 24, 2022

Response: The Company advises the Staff on a supplemental basis that it will disclose material information related to any commitment fees associated with the Company’s credit facilities in future filings, as applicable.

18.	Please confirm to the Staff that the Company’s unfunded commitments that are described in Note 6 – Commitments and Contingencies on page 117 of the 2020 10-K are fair valued.

Response: The Company advises the Staff on a supplemental basis that each quarter the Company’s valuation committee reviews its schedule of unfunded commitments for any appropriate fair value adjustment. In its review, the valuation committee considers, among other things, each borrower’s expected net cash flows, including the ability, probability and timing of future draws on its credit lines.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 625-3838.

Sincerely,

/s/ Vlad Bulkin
Vlad Bulkin

cc:	Richard Peteka / SCP Private Credit Income BDC LLC